Pheton Holdings Ltd

December 8, 2023

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Industrial Applications & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Pheton Holdings Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed November 16, 2023
File No. 333-274944

Ladies and Gentlemen:

This letter is in response to the letter dated December 1, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Pheton Holdings Ltd (the “Company,” “we,” and “our”) regarding the above-mentioned Registration Statement on Form F-1 filed on November 16, 2023. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amendment No. 2 to Registration Statement on Form F-1 (“Amendment No. 2”) is being filed to accompany this letter. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment No. 2.

Amendment No. 1 to Form F-1 Filed November 16, 2023

Note 3. Accounts Receivable, Net, page F-38

1. We note your response to comment 3. Your disclosures on page 76 continue to indicate that you are provisioning for all accounts that are overdue for more than 90 days, whereas your response indicates that you do not automatically provision all accounts that are overdue for 90 days. Given that your disclosures appear inconsistent with your response, please revise your disclosures to clarify your accounting policy for determining the allowance for doubtful accounts and correspondingly how you were able to determine that the allowance was adequate as of December 31, 2022 and June 30, 2023.

Response: In response to the Staff’s comment, we have revised our disclosures on pages 76 to 78, F-9, F-30 and F-31 of Amendment No. 2 to clarify our accounting policy for determining the allowance for doubtful accounts and how we were able to determine the adequacy of the allowance as of December 31, 2022 and June 30, 2023.

General

2. We note your response to prior comment 4 and reissue it in part. We note the revised disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is still unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on July 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please fully restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 7, 2023. As examples, and without limitation, we note that your revised disclosure in the latest amendment still does not address the following points:

●	That the PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms;

●	That there could be downturns, recessions, and deterioration of the economic environment and business cycles as opposed to “fluctuations;”

●	Language referencing governmental “control” rather than governmental “management;” and

●	Language stating the PRC government authorities can “intervene or influence” your operations.

Response: In response to the Staff’s comment, we have restored the relevant disclosures on pages 15, 17 and 29 of Amendment No. 2.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to contact our counsel, Ying Li, Esq., of Hunter Taubman Fischer& Li LLC, at yli@htflawyers.com.

Very truly yours,

/s/ Jianfei Zhang
Name:	Jianfei Zhang
Title:	Chief Executive Officer and Chairman of the Board of Directors

cc:	Nudrat Salik, Terence O’Brien, Nicholas O’Leary and Lauren Nguyen, Securities and Exchange Commission
Ying Li, Esq., Hunter Taubman Fischer & Li LLC